SICHENZIA ROSS FRIEDMAN FERENCE LLP

ATTORNEYS AT LAW

April 14, 2009

Filed via EDGAR Communications Filing

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Washington D.C. 20549-7010

Re:
EMTA Holdings, Inc.
Form 10-K for Fiscal Year Ended March 31, 2008 Filed July 15, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 3008 Filed August 19, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 3008 Filed November 19, 2008
File No. 333-136583

Dear Mr. Hiller:

We have reviewed the comments numbered below and propose the following solutions, comments and responses to each.

Like the Commission, our primary objective is to provide the Commission and the investment community with the most compliant and clear disclosures possible to understand the Company, its financial reporting and business disclosures.

We are available at your convenience to discuss these responses or other matters at your convenience and that of your staff.

Form 10-K for the Fiscal Year Ended March 31, 2008

1.
Certain comments written on your Form 10-K also pertain to the accounting and disclosures in your subsequent interim reports filed on Form 10-Q. Please make corresponding changes to your interim periodic reports, as necessary to address material issues.

Answer:

The Company will amended its Form 10-K in accordance with the Commission’s comment in order to reflect the changes indicated and will make the corresponding changes to its interim periodic reports, as necessary to address material issues.

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
April 14, 2009

Management's Discussion and Analysis of  Financial Condition and Results of Operations,  page 17

Financial Liquidity and Capital Resources, page 19

2.
Please expand your disclosure to identify any known trends, demands, events or uncertainties that will have or are reasonably likely to have a material impact on your liquidity to comply with Item 303(a)(1) of Regulation S-K. Please also comply with Item 303(a)(2) of Regulation S-K which requires you to provide information regarding your material commitments for capital expenditures and the anticipated sources of funds needed to fulfill such commitments. Refer to Section 501.13 of the Financial Reporting Codification for additional guidance.

Answer:

Below, please find the Company’s proposed amendment to expand its disclosure to identify any known trends, demands, events or uncertainties that will have or are reasonably likely to have a material impact on your liquidity:

“FINANCIAL LIQUIDITY AND CAPITAL RESOURCE”

We have experienced net losses and negative cash flows from operations and investing activities for the fiscal years 2008 and 2007. The aggregate net losses for the last two fiscal years aggregated $2,450,084 and $17,056,043, respectively, reflecting in an improvement in the current year of $14,605,959 and a declination from the prior year2006 of $11,923,745.  These changes are due in substantial measure to a one time charge in 2007for the valuation of warrants issued to cure a default in performance of the Company under a registration rights agreement requirement of $13,960,334 not requiring a cash expenditure. In addition other contributing factors to the 2007 results of operations were an increase in interest expense of $358,809 and improvement in the loss from operations in 2006 from $5,127,395 to $2,746,235 in 2007. Cash consumed from operating and investing activities in 2008 declined from an aggregate of $4,204,392 in 2007 to $1,958,999 in 2008. We have funded our operations to date by borrowings from third parties and investors, a substantial portion of which are convertible into our common stock. In fiscal 2008 we completed a long term debt financing in the gross amount of $1,469,482 and sales of common stock of $1,115,312.  The inability of the Company to raise capital through the private sale of common stock or through the issuance of debt instruments at acceptable prices and in a timely manner will have a negative impact on the results of operations and viability of the Company.

At March 31, 2008 the Company does not have any significant commitments for capital expenditures.  The Company is discussing with potential customers the manufacturing and delivery logistics and depending on the results of such negotiations, the Company may be required to expand its manufacturing capabilities.  We have no special purpose entities or off balance sheet financing arrangements, commitments, or guarantees other than certain long-term operating lease arrangements for our corporate facilities and short-term purchase order commitments to our suppliers.

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
April 14, 2009

At March 31, 2008 the Company aggregate of accounts payable, accrued liabilities and notes due within one year has increase by $241,138 from $4,026,608.  These obligations together with operation costs will have to be funded from operations and additional funding from debt and equity offerings.

The Company’s cost of raw materials is highly dependent on the cost of petroleum products and synthetic materials.  To the extent that such prices fluctuate significantly the Company may be unable to adjust sales prices to reflect cost increased and secondarily price increases may negatively influence sales.

3.
We note your auditor's report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern. Please disclose the pertinent conditions that give rise to this assessment, the possible effects of such conditions and your plans to overcome these financial difficulties, indicating how you intend to generate cash to support your operations during the following twelve months, to comply with Section 607.02 of the Financial Reporting Codification.

Answer:

Below please find the Company’s proposed amendments to disclose the pertinent conditions that give rise to the assessment that there is substantial doubt about the Company’s ability to continue as a going concern, the possible effects of such conditions and your plans to overcome these financial difficulties, indicating how you intend to generate cash to support your operations during the following twelve months.  The proposed changes are as follows:

I.	The Company shall insert the following under Item 1A. Risk Factors after the first paragraph, Page 11 of original 10-K referred to above:

As a result of our history of operating losses and other factors has raised substantial doubt about our ability to continue as a going concern.

We have experienced significant operating losses since our inception. We are unable to estimate accurately future revenue based upon historical performance and we cannot assure you if and when we will sustain profitability. We have nominal financial resources, and our cash flow from operating activities continues to be insufficient to meet our operating needs and other payment obligations. As a result of these factors our independent public accountants have raised substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary as a result of this uncertainty. We cannot determine what impact this uncertainty has had and will have on our customers, potential customers, on our creditworthiness, or on investor confidence, any of which may have a material adverse effect on our business and the trading price of our common stock. Our ability to continue as a going concern depends upon our ability to obtain additional financing, our success of attracting new customers for our products, as well as our ability to improve our liquidity, whether through cash generated by operations or through the issuance of debt or equity.

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
April 14, 2009

II.	The Company shall insert the following paragraph after the last paragraph insert of Item 2A above under “FINANCIAL LIQUIDITY AND CAPITAL RESOURCES” of the 10-K as referred to above:

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have experienced recurring operating losses since our inception and our accumulated net deficit is in excess of $27 million. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or the amounts and classification of liabilities that may be necessary should we be unable to continue as a going concern. Our efforts have been away from the retail distribution channels and to the industrial/commercial applications which are typically higher volume, less overhead cost but take substantially longer to close individual sales. While we believe this marketing effort will generate new customers and will ultimately be successful, the timing and amount of revenue generated from these efforts is uncertain. We believe that available cash resources, together with anticipated revenues from operations may not be sufficient to satisfy our business plan and capital requirements through March 31, 2008. Additional capital may not be available on a timely basis or on acceptable terms, if at all. If we are unable to maintain or obtain sufficient capital, we may be forced to reduce operating expenses, sell business assets or take other actions which could be detrimental to our business operations. In the event that any future financing is completed, to the extent it includes equity securities, the holders of our common stock may experience additional dilution.

Report of Management on Internal Control over Financial Reporting, page 25

4.
We note that your management concluded that your internal control over financial reporting as of March 31, 2008 was ineffective due to the fact that you have not assessed your control environment or entity-level controls in accordance with COSO standards and you have not tested the operating effectiveness of your controls over financial reporting. Tell us how you are able to conclude that your internal control over financial reporting is ineffective without performing the assessment.

Please comply with Rule 13a-15(c) of Regulation 13A, which requires an evaluation of your internal control over financial reporting as of March 31, 2008. Since you filed an annual report for the prior fiscal year, it appears you are required to report on this assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
April 14, 2009

Answer:

The Company has have completed its assessment of internal control over financial reporting for the period ended March 31, 2008 for the Registrant and its subsidiaries. We have reevaluated the procedures and found that either compensating controls were in place or such that the risk assessment was so low as to not pose risk.

The Company shall replace Item 9A(T) in its entirety with the below:

ITEM 9A(T). CONTROLS AND PROCEDURES

Disclosure Controls and Procedures .

An evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934) was carried out by us under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, they concluded that as of March 31, 2008, our disclosure controls and procedures were effective to ensure (i) that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) that such information is accumulated and communicated to the CEO and CFO, as appropriate in order to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting .

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principals.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.  Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2008.

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
April 14, 2009

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting .

There have not been any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act  of 1934) that occurred during the fiscal quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.
Please comply with Item 308(c) of Regulation S-K, which requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Answer:

See the response to Item 4 above, last paragraph for this item.

Financial Statements

Note 1 - The Company, F-8

6.
We understand from your disclosure under this heading and in the Form 8-K that you filed on July 12, 2007 that you acquired Dyson Properties, Inc. on July 5, 2007 and concluded that you would need to file separate financial statements of Dyson Properties, Inc. along with related pro forma financial statements to comply with the guidance in Items 2.01 and 9.01 of Form 8-K and Rule 8-04 of Regulation S-X. These financial statements were required to be filed within 75 days of the acquisition, by September 20, 2007. If you no longer believe that these financial statements are required, please submit details necessary for us to understand your view; otherwise, advise us of your intentions to comply with the above noted guidance.

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
April 14, 2009

Answer:

The Company has reviewed the requirements for the filing of a Form 8-K with respect to the acquisition of Dyson Properties, Inc. and believe that a Form-8-K is required for that acquisition and that the historical financial statements for entity for the two years plus any stub period and the pro forma financial statements for the consolidated Registrant are required.  Our predecessor auditors are working on these statements and we expect to file those as soon as completed.  Please also note that completion has been delayed as a result of the Company’s limited funds to pay the related audit fees prior to issuance of their reports and that as soon as sufficient funds are available these amounts will be paid and the reports filed. We expect to fund the costs and file the required Form 8-K within 45 days.

7.
We note you reflected the acquisition of Dyson Properties, Inc. in your financial statements as if it had occurred on January 1, 2007 although the acquisition closed on July 5, 2007. Generally an acquisition is recorded as of the date assets are received and other assets given, liabilities are assumed or incurred or equity interests are issued. We understand that parties to an acquisition may, for convenience, designate an effective date corresponding to the end of an accounting period between the dates a business combination is initiated and consummated. However, this typically requires adjusting the cost of the acquired entity, and net income otherwise reported to comply with paragraph 48 of SPAS 141. Please explain to us how your accounting is consistent with this guidance; explain your basis for recording this acquisition as if it had occurred on January 1, 2007, a date that is over six months earlier than the actual closing date.

Answer:

As of January 1, 2007 the Registrant took over operating control of the acquiree, was funding its operations and directing its business and activities during the period from the execution of the binding letter of intent (the “LOI”) through the current date. The Registrant made an initial payment to the seller in January 2007 and issued the stock and warrants to the seller in March 2007 and funded operations since the LOI. The acquiree, based solely on its operations, had losses in each of the quarters ended March 31, 2007 and June 30, 2007before any intercompany charge for management or financing and were included in the losses of the consolidated Registrant for those periods. Had the Registrant been managing the business of the acquiree instead of owning it, it would have charged a management fee in the mid five figures, recognized income and reduced its loss for those periods prior to the July 5, 2007.  The actual closing was delayed as a result of the negotiations, documentation and closing with a lender that included the pledge of assets of the acquiree to that lender as described in the  Form 8-K Item 2.03 filed July 12, 2007.

SFAS 141 paragraph 48 states: “The designated date should ordinarily be the acquisition date for accounting purposes if a written agreement provides that effective control of the acquired entity is transferred to the acquiring entity on that date without restrictions except those required to protect the shareholders or other owners of the acquired entity, such as restrictions on significant changes in the operations, permission to pay dividends equal to those regularly paid before the effective date, and the like.”  As noted in the preceding paragraph, we believe that the control was transferred in early January 2007, with other events during the intervening months and final documentation of closing on July 5, 2007.

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
April 14, 2009

Note 11 - Accounting for derivative financial instruments, page F-18

8.
We note your disclosure in which you explain that you recognize all features of derivative instruments including the host instruments, the embedded conversion features and the free standing warrants in accordance with SPAS 133 and EITF 00-19. It appears that you allocated all proceeds received from the issuance of the 6% convertible notes to the conversion feature. In this regard, we are unable to identify on your balance sheets as of March 31, 2007 and 2008 an amount representing the convertible debt balance as well as we note your disclosure on page F-19 in which you indicate no value was recorded for the original warrants issued in conjunction with the notes. Please provide a detailed analysis that explains how you applied the guidance of SFAS 133 and EITF 00-19 for purposes of determining the appropriate accounting, valuation and classification of these instruments.

Answer:

The entire amount of the host instrument (net of unamortized issue costs and discounts) is reflected on the March 2007 and 2008 balance sheets as “Conversion share derivative liability” of $2,305,999 and $2,362,815, respectively. The transaction was not entered into as a hedging transaction but as a straight loan arrangement with conversion rights with warrants.

The original debt created in this transaction was funded in four tranches during the period from April 2006 and November 2006.  See table 1.

Table 1

Each of the loan funding dates is a composite of 4 lenders, the lenders are the same in each funding and in the same proportion.

		Original		Amortized
	Face	Issue		Balance
	Amount	Costs	Conversions	3/31/2008

4/28/2006	800,000	188,000	(472,950)	314,694
8/17/2006	700,000	112,000	–	648,563
10/24/2006	300,000	5,000	–	297,398
11/10/2006	1,200,000	182,500	–	1,102,160

	3,000,000	487,500	(472,950)	2,362,815

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
April 14, 2009

The Company had no trading stock prior April 11, 2006 when it started trading in the pink sheets. The commitment date of the loan was mid March 2006.  We believe that the valuation of this loan program should be governed by EITF 00-27 - Debt Issued with Conversion Features and Stock Warrants.  Once the stock did start trading the volume was extremely low prior to the effective registration statement in November 2007 and even subsequent to trading on the OTC market in February 2007volume remained extremely low, such as not to be reflective of a true market price.

Exhibits

9.	Please revise the certifications filed by your principal executive officers to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

Answer:

The Company shall amend its certifications filed by its principal executive officers for its 10-K for the Fiscal Year Ended March 31, 2008 and Forms 10-Q for Fiscal Quarters Ended June 30, 2008, September 30, 2008 and December 31, 2008 to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K , as set forth below:

OFFICER’S CERTIFICATE PURSUANT TO SECTION 302* paragraph 4.

Introduction:

4.           The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have.

*****

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Matthew Kamen at (212) 930-9700.

Very truly yours,

/s/ Marc J. Ross
Marc J. Ross, Esq.